Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Director Shareholding
Released	16:17 05-Nov-04
Number	9371E

RNS Number:9371E
Wolseley PLC
05 November 2004

Wolseley plc – Directors' Share Option Award

Notification under the Listing Rules – Directors – Rule 16.13 (c)

The following options over ordinary shares of 25 pence each in the capital of the Company have been granted to the following executive directors at a price of 949 pence per share:

Director's name	No. of options granted	Date of grant	Total number of shares over which options held following this notification (granted at various options prices and on various dates)

Charles Banks	153,429	04.11.04	1,297,439
Fenton Hord	78,162	04.11.04	328,571
Claude Hornsby	101,321	04.11.04	499,564
Gerard Legtmann	38,461	05.11.04	199,699
Stephen Webster	79,293	05.11.04	454,374

These options have been granted under the Wolseley Share Option Plan 2003 which was approved by shareholders at the Annual General Meeting on 21 November 2003 and which requires the satisfaction of corporate performance criteria before the options become capable of exercise. The options have been granted without the benefit of any retesting and will, therefore, lapse if the performance criteria have not been met upon maturity of the awards in November 2007.

ends

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